SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

February 22, 2023

Commission File Number 000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [x] Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, February 22, 2023 regarding “Notice of Ericsson’s Annual General Meeting 2023”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ STELLA MEDLICOTT
Stella Medlicott
Senior Vice President,
Chief Marketing and Communications Officer

By:	/s/ CARL MELLANDER
Carl Mellander
Senior Vice President, Chief Financial Officer

Date: February 22, 2023

Annual General Meeting Telefonaktiebolaget LM Ericsson 2023

Notice of Ericsson’s Annual General Meeting 2023

The Annual General Meeting of shareholders of Telefonaktiebolaget LM Ericsson (NASDAQ: ERIC) will be held on Wednesday, March 29, 2023 at 3 pm.

The Nomination Committee proposes among other things:

•	Jonas Synnergren and Christy Wyatt as new members of the Board and that Jan Carlson is elected as new Chair of the Board (item 9 and 11)

•	Increase of the Board fees, the fees to the Chair of the Board, and the fees for work on all of the Committees of the Board (including Chair of the respective Committee) (item 10).

The Board of Directors proposes among other things:

•	A dividend of SEK 2.70 per share, to be paid in two equal installments (item 8.4).

•

A Long-Term Variable Compensation Program for the Executive Team, with a one-year Group EBITA (operating income) target for 2023, three-year total shareholder return targets, all targets with a three-year vesting period (item 16).

•

A Long-Term Variable Compensation Program for Executives, with a one-year Group EBITA (operating income) target for 2023, three-year total shareholder return targets, all targets with a three-year vesting period (item 17).

•

Transfer of treasury stock to employees and on an exchange, directed share issue and authorization for the Board of Directors to decide on an acquisition offer in relation to the Long-Term Variable Compensation Programs 2022 and 2021 (item 18 and 19).

•	Transfer of treasury stock on an exchange in relation to the Long-Term Variable Compensation Programs 2020 and 2019 (item 20).

•	Resolution on new Guidelines for Remuneration to Group Management (item 21).

Annual General Meeting Telefonaktiebolaget LM Ericsson 2023

Notice of the Annual General Meeting of shareholders 2023 of Telefonaktiebolaget LM Ericsson

The shareholders of Telefonaktiebolaget LM Ericsson (reg. no 556016-0680) (“Company” or “Ericsson”) are invited to participate in the Annual General Meeting of shareholders (“AGM”) to be held on Wednesday, March 29, 2023 at 3 p.m. CEST at Kistamässan, Arne Beurlings Torg 5, Kista/Stockholm. Registration to the AGM starts at 1.30 p.m. CEST.

The Board of Directors has decided to allow shareholders to exercise their voting rights by post before the AGM in accordance with the articles of association of the Company.

The AGM will be conducted in Swedish and simultaneously translated into English.

Registration and notice of participation

Participation in person

Shareholders who wish to attend the meeting venue in person or by proxy must:

•	be recorded as a shareholder in the presentation of the share register prepared by Euroclear Sweden AB, concerning the circumstances on Tuesday, March 21, 2023; and

•	give notice of participation to the Company at the latest on Thursday, March 23, 2023

•	by telephone +46 (0)8 402 90 54 on weekdays between 10 a.m. and 4 p.m. CET;

•	by post to Telefonaktiebolaget LM Ericsson, AGM, c/o Euroclear Sweden AB, Box 191, SE-101 23 Stockholm, Sweden;

•	by e-mail to GeneralMeetingService@euroclear.com; or

•	via Ericsson’s website www.ericsson.com.

When giving notice of participation, please state name, date of birth or registration number, address, telephone number and number of participating assistants, if any.

Proxy

If the shareholder is represented by proxy, a written and dated power of attorney signed by the shareholder, shall be issued for the representative. A power of attorney issued by a legal entity must be accompanied by the entity’s certificate of registration (or a corresponding document of authority). In order to facilitate the registration at the AGM, the power of attorney, certificate of registration and other documents of authority should be sent to the Company well in advance of the AGM, but no later than March 23, 2023 to the address above. Forms of power of attorney in Swedish and English are available on Ericsson’s website, www.ericsson.com.

Participation by postal voting

Shareholders who wish to participate in the AGM by postal voting must:

•	be recorded as a shareholder in the presentation of the share register prepared by Euroclear Sweden AB, concerning the circumstances on Tuesday, March 21, 2023; and

Annual General Meeting Telefonaktiebolaget LM Ericsson 2023

•

give notice of participation no later than Thursday, March 23, 2023, by casting its postal vote in accordance with the instructions below so that the postal voting form is received by Euroclear Sweden AB no later than that day.

A special form must be used for the postal vote. The form for postal voting is available on Ericsson’s website www.ericsson.com. Completed and signed forms for postal voting can be sent by post to Telefonaktiebolaget LM Ericsson, AGM, c/o Euroclear Sweden AB, Box 191, SE-101 23 Stockholm, Sweden, or by e-mail to GeneralMeetingService@euroclear.com. Shareholders may also cast their votes electronically through verification with BankID via Ericsson’s website, www.ericsson.com. Postal votes must be received by the Company/Euroclear Sweden AB no later than Thursday, March 23, 2023.

The shareholders may not provide special instructions or conditions in the postal vote. If so, the entire postal vote is invalid. Further instructions and conditions may be found in the form for postal voting and at Ericsson’s website, www.ericsson.com.

If the shareholder submits its postal vote by proxy, a written and dated power of attorney signed by the shareholder must be attached to the postal voting form. If the shareholder is a legal entity, the entity’s certificate of registration (or a corresponding document of authority) shall also be enclosed with the form. Forms of power of attorney in Swedish and English are available on Ericsson’s website, www.ericsson.com.

A shareholder who has voted by post may also attend the meeting venue, provided that the notification has been made in accordance with the instructions under the heading Registration and notice of participation – participating in person above.

Shares registered in the name of a nominee

In order to be entitled to participate in the AGM, a shareholder whose shares are registered in the name of a nominee must, in addition to giving notice of participation in the AGM, register its shares in its own name so that the shareholder is listed in the presentation of the share register of the Company as of Tuesday, March 21, 2023. Such re-registration may be temporary (so-called voting rights registration), and request for such voting rights registration shall be made to the nominee, in accordance with the nominee’s routines, at such a time in advance as decided by the nominee.

Voting rights registrations that have been made by the nominee no later than Thursday, March 23, 2023 will be considered in the presentation of the share register.

Processing of personal data

For information regarding the processing of personal data in connection with the AGM, please see the integrity policy on Euroclear Sweden AB’s website: https://www.euroclear.com/dam/ESw/Legal/Privacy-notice-bolagsstammor-engelska.pdf

Annual General Meeting Telefonaktiebolaget LM Ericsson 2023

Proposed agenda

1.	Election of the Chair of the AGM

2.	Preparation and approval of the voting list

3.	Approval of the agenda of the AGM

4.	Determination whether the AGM has been properly convened

5.	Election of two persons approving the minutes

6.

Presentation of the annual report, the auditor’s report, the consolidated accounts, the auditor’s report on the consolidated accounts, the remuneration report and the auditor’s report whether the guidelines for remuneration to group management have been complied with, as well as the auditor’s presentation of the audit work with respect to 2022

7.	The President’s and CEO’s speech. Questions from the shareholders to the Board of Directors and the management

8.	Resolution with respect to

8.1.	adoption of the income statement and the balance sheet, the consolidated income statement and the consolidated balance sheet;

8.2.	adoption of the remuneration report;

8.3.	discharge of liability for the members of the Board of Directors and the President for 2022; and

8.4.	the appropriation of the results in accordance with the approved balance sheet and determination of the record dates for dividend

9.	Determination of the number of Board members and deputies of the Board of Directors to be elected by the AGM

10.	Determination of the fees payable to members of the Board of Directors elected by the AGM and members of the Committees of the Board of Directors elected by the AGM

11.	Election of Board members and deputies of the Board of Directors

The Nomination Committee’s proposal for Board members:

11.1.	Jon Fredrik Baksaas (re-election)

11.2.	Jan Carlson (re-election)

11.3.	Carolina Dybeck Happe (re-election)

11.4.	Börje Ekholm (re-election)

11.5.	Eric A. Elzvik (re-election)

11.6.	Kristin S. Rinne (re-election)

11.7.	Helena Stjernholm (re-election)

11.8.	Jacob Wallenberg (re-election)

Annual General Meeting Telefonaktiebolaget LM Ericsson 2023

11.9.	Jonas Synnergren (new election)

11.10.	Christy Wyatt (new election)

12.	Election of the Chair of the Board of Directors

13.	Determination of the number of auditors

14.	Determination of the fees payable to the auditors

15.	Election of auditors

16.	Long-Term Variable Compensation Program I 2023 (“LTV I 2023”)

16.1.	Resolution on implementation of the LTV I 2023

16.2.	Resolution on transfer of treasury stock to employees and on an exchange, directed share issue and acquisition offer for the LTV I 2023

16.3.	Resolution on Equity Swap Agreement with third party in relation to the LTV I 2023

17.	Long-Term variable Compensation Program II 2023 (“LTV II 2023”)

17.1.	Resolution on implementation of the LTV II 2023

17.2.	Resolution on transfer of treasury stock to employees and on an exchange, directed share issue and acquisition offer for the LTV II 2023

17.3.	Resolution on Equity Swap Agreement with third party in relation to the LTV II 2023

18.

Resolution on transfer of treasury stock to employees and on an exchange, directed share issue and acquisition offer in relation to the earlier resolution on the Long-Term Variable Compensation Program 2022 (“LTV 2022”)

19.

Resolution on transfer of treasury stock to employees and on an exchange, directed share issue and acquisition offer in relation to the earlier resolution on the Long-Term Variable Compensation Program 2021 (“LTV 2021”)

20.	Transfer of treasury stock in relation to the resolutions on the Long-Term Variable Compensation Programs 2019 and 2020 (“LTV 2019” and “LTV 2020”)

20.1.	Resolution on transfer of treasury stock on an exchange to cover expenses

20.2.	Resolution on transfer of treasury stock on an exchange to cover costs for tax and social security liabilities for the Participants

21.	Resolution on new Guidelines for Remuneration to Group management

22.	Closing of the AGM

Item 1 Chair of the AGM

Annual General Meeting Telefonaktiebolaget LM Ericsson 2023

The Nomination Committee, appointed in accordance with the Instruction for the Nomination Committee resolved by the AGM 2012, is composed of the Chair of the Committee Johan Forssell (Investor AB), Karl Åberg (AB Industrivärden), Anders Oscarsson (AMF Tjänstepension & AMF Fonder), Niko Pakalén (Cevian Capital Partners Limited) (replaced Jonas Synnergren on December 9, 2022) and Ronnie Leten (Chair of the Board of Directors). The Nomination Committee proposes that Advokat Eva Hägg be elected Chair of the AGM.

Item 2 Preparation and approval of the voting list

The voting list proposed for approval is the voting list drawn up by Euroclear Sweden AB on behalf of the Company, based on the AGM’s register of shareholders, shareholders having given notice of participation and being present at the meeting venue and postal votes received.

Item 8.4 Dividend and record dates

The Board of Directors proposes a dividend to the shareholders of SEK 2.70 per share. The dividend is proposed to be paid in two equal installments, SEK 1.35 per share with the record date March 31, 2023, and SEK 1.35 per share with the record date September 29, 2023. Assuming these dates will be the record dates, Euroclear Sweden AB is expected to disburse SEK 1.35 per share on April 5, 2023, and SEK 1.35 per share on October 4, 2023.

Item 9 Number of Board members and deputies to be elected by the AGM

According to the articles of association, the Board of Directors shall consist of no less than five and no more than twelve Board members, with no more than six deputies. The Nomination Committee proposes that the number of Board members elected by the AGM shall be ten (previously eleven) and that no deputies be elected.

Item 10 Fees payable to members of the Board of Directors elected by the AGM and to members of the Committees of the Board of Directors elected by the AGM

The Nomination Committee proposes that fees to non-employee Board members elected by the AGM and non-employee members of the Committees of the Board of Directors elected by the AGM be paid as follows:

•	SEK 4,500,000 to the Chair of the Board of Directors (previously SEK 4,375,000);

•	SEK 1,140,000 to each of the other Board members (previously SEK 1,100,000);

•	SEK 495,000 to the Chair of the Audit and Compliance Committee (previously SEK 475,000);

•	SEK 285,000 to each of the other members of the Audit and Compliance Committee (previously SEK 275,000);

•	SEK 210,000 to each Chair of the Finance, the Remuneration and the Technology and Science Committee (previously SEK 205,000); and

•	SEK 185,000 to each of the other members of the Finance, the Remuneration and the Technology and Science Committee (previously SEK 180,000).

Annual General Meeting Telefonaktiebolaget LM Ericsson 2023

The Nomination Committee considered the Board fees with the objective of ensuring that they allow for the recruitment and retention of high quality individuals while also being appropriate in comparison to other technology companies operating globally and with similar size and complexity. As such, the Nomination Committee has concluded that an increase of the fees to all members of the Board and Board Committees, including their Chairs, in accordance with the above is reasonable, well-justified and in the best interests of the Company. The proposal of the Nomination Committee provides for an increase of the fees of approximately 3.3%[1] compared with the total fees to the corresponding number of Board and Committee members for Board and Committee work resolved by the Annual General Meeting 2022.

Fees in the form of synthetic shares

Background

The Nomination Committee believes that it is appropriate that Board members elected by the shareholders hold shares in Ericsson, in order to strengthen the Board members’ and the shareholders’ mutual interests in the Company. The Nomination Committee recommends that Board members elected by the shareholders, over a five year period, build a holding of shares or synthetic shares in Ericsson equal to at least the value of the annual Board fee (excluding fees for Committee work), and that such holding be kept during the time the Board member remain Board member in Ericsson.

To enable Board members to create an economic interest in the Company and considering that it is in many cases difficult for Board members to trade in the Company’s share due to applicable insider rules, the Nomination Committee proposes that the Board members should, as previously, be offered the option of receiving part of the Board fees in the form of synthetic shares. A synthetic share constitutes a right to receive payment of an amount which corresponds to the market value of a share of series B in the Company on Nasdaq Stockholm at the time of payment.

Proposal

The Nomination Committee therefore proposes that the AGM 2023 resolve that part of the fees to the Board member, in respect of their Board assignment (however, not in respect of Committee work), may be paid in the form of synthetic shares, on the following terms and conditions.

•	A nominated Board member shall be able to choose to receive the fee in respect of his or her Board assignment, according to the following four alternatives:

(i)	25 percent in cash – 75 percent in synthetic shares

(ii)	50 percent in cash – 50 percent in synthetic shares

(iii)	75 percent in cash – 25 percent in synthetic shares

(iv)	100 percent in cash.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2023

•

The number of synthetic shares to be allocated shall be valued at the average of the market price of shares of series B in the Company on Nasdaq Stockholm during a period of five trading days immediately following the publication of Ericsson’s interim report for the first quarter of 2023. The synthetic shares are vested during the term of office, with 25 percent per quarter of the year.

•

The synthetic shares give a right to, following the publication of Ericsson’s year-end financial statement in 2028, receive payment of a cash amount per synthetic share corresponding to the market price of shares of series B in the Company in close connection with the time of payment.

•	An amount corresponding to dividend in respect of shares of series B in the Company, resolved by the AGM during the holding period, shall be disbursed at the same time as the cash amount.

•

Should the Board member’s assignment to the Board of Directors come to an end no later than during the third calendar year after the year in which the AGM resolved on allocation of the synthetic shares, payment may take place the year after the assignment came to an end.

•	The number of synthetic shares may be subject to recalculation in the event of bonus issues, splits, rights issues and similar measures, under the terms and conditions for the synthetic shares.

The complete terms and conditions for the synthetic shares are described in Exhibit 1 to the Nomination Committee’s proposal.

The financial difference for the Company, should all Board members receive part of their fees in the form of synthetic shares compared with the fees being paid in cash only, is assessed to be limited.

Item 11 Election of Board members and deputies of the Board of Directors

Proposals

The Nomination Committee proposes that the following persons be re-elected Board members:

11.1	Jon Fredrik Baksaas;

11.2	Jan Carlson;

11.3	Carolina Dybeck Happe;

11.4	Börje Ekholm;

11.5	Eric A. Elzvik;

11.6	Kristin S. Rinne;

11.7	Helena Stjernholm; and

11.8	Jacob Wallenberg.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2023

The Nomination Committee proposes that the following two persons be elected as new Board members:

11.9	Jonas Synnergren; and

11.10	Christy Wyatt.

Item 12 Election of the Chair of the Board of Directors

The Nomination Committee proposes that Jan Carlson be elected Chair of the Board of Directors (new election).

Information regarding proposed Board members and Chair (Item 11 and 12)

Information regarding the proposed Board members and Chair is presented in Exhibit 2 to the Nomination Committee’s proposal.

Considerations

The Nomination Committee primarily searches for potential Board member candidates for the upcoming mandate period, but also considers future competence needs. It is a long journey to identify the right candidates and long-term planning is essential. In assessing the appropriate composition of the Board of Directors, the Nomination Committee considers, among other things, experience and competence needed on the Board and its Committees, and the value of diversity in age, gender and cultural/geographic background as well as the need for renewal. The Nomination Committee believes that diversity on the Board will support Ericsson’s sustainable development and therefore continually focuses on identifying Board member candidates with different backgrounds. While acknowledging increased expectations on transparency relating to diversity on the Board, applicable privacy regulations prevent Ericsson and the Nomination Committee from processing certain sensitive personal data about its Board members, such as information relating to demographic background. The Nomination Committee has applied the Swedish Corporate Governance Code, Section 4.1, as diversity policy. Focusing on improving the gender balance over time, the Nomination Committee particularly works to identify women candidates matching the current and future needs of the Board. The Nomination Committee also assesses the appropriateness of the number of Board members and whether the Board members can devote the necessary time required to fulfill their tasks as Board members in Ericsson.

In its appraisal of qualifications and performance of the individual Board members, the Nomination Committee takes into account the competence and experience of each individual member along with the individual member’s contribution to the Board work as a whole and to the Committee work. The Committee has familiarized itself with the results of the Board work evaluation that was led by the Chair of the Board of Directors. The Nomination Committee’s objective is to propose and support the election of a Board that is comprised of individuals of the highest competency and integrity, while also holistically comprising a strong mix of needed skills and experience to effectively oversee and lead Ericsson.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2023

The Nomination Committee is of the opinion that the current Board of Directors and Board work is well functioning. Further, it is the Nomination Committee’s view that the Board fulfills expectations in terms of composition and that the Board of Directors as well as the individual Board members fulfill expectations in terms of expertise. Competencies and experiences represented on the Board include broad international industry experience, experience from the telecom, IT and ICT sectors, technological and technical competencies and experiences (e.g. related to software and digitalization), financial expertise and experience from private equity, M&A and new business. The Nomination Committee further believes that competencies and experiences within the Environmental, Social and Governance areas considered most relevant for Ericsson and the sector in which the Company operates are well represented on the Board, including for example related to the technologies the Company develops and delivers as well as relating to ethics and compliance. While the Board is well functioning and has a strong composition, the Nomination Committee believes that the Board would benefit from additional expertise within the software, technology and enterprise area.

Ronnie Leten, Kurt Jofs and Nora Denzel have informed the Nomination Committee that they will not stand for re-election at the AGM 2023. The Nomination Committee proposes re-election of current Board members Jon Fredrik Baksaas, Jan Carlson, Carolina Dybeck Happe, Börje Ekholm, Eric A. Elzvik, Kristin S. Rinne, Helena Stjernholm and Jacob Wallenberg, and new election of Jonas Synnergren and Christy Wyatt as members of the Board. Jonas Synnergren has long-term international business experience as a Board member of Tieto Oyj and Veoneer Inc. and is currently a Board member of Nordea Oyj. In addition, Jonas Synnergren is Senior Partner in Cevian Capital AB, one of Ericsson’s shareholders. Christy Wyatt has long-term international business experience from senior management roles within Motorola, Good Technology and DTEX Systems and is currently the President and CEO of Absolute Software.

It is the Nomination Committee’s assessment that the proposed new Chair of the Board of Directors, Jan Carlson, with his long career both as CEO and Chairman, good knowledge of Ericsson after serving many years on the Board, international experience, technology background and personal qualities will be an excellent successor as Chair of the Board. Further, it is the Nomination Committee’s assessment that each of the proposed Board members, with their respective experiences, adds valuable expertise and experience to the Board, and that Jonas Synnergren’s and Christy Wyatt’s extensive international business experiences and deep software, enterprise and technology expertise will be of additional value to Ericsson and will further strengthen the Board.

Out of the proposed Board members to be elected by the AGM of shareholders (excluding the President and CEO) 44% are women. Gender balance continues to be a key priority for the Nomination Committee, and the Committee works to improve the gender balance on the Board of Directors over time.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2023

Independence of Board members

The Nomination Committee has made the following assessments in terms of applicable independence requirements:

(i)	The Nomination Committee considers that the following Board members are independent of the Company and its senior management:

a.	Jon Fredrik Baksaas

b.	Jan Carlson

c.	Carolina Dybeck Happe

d.	Eric A. Elzvik

e.	Kristin S. Rinne

f.	Helena Stjernholm

g.	Jonas Synnergren

h.	Jacob Wallenberg

i.	Christy Wyatt

(ii)	From among the Board members reported in (i) above, the Nomination Committee considers that at least the following are independent of the Company’s major shareholders:

a.	Jon Fredrik Baksaas

b.	Jan Carlson

c.	Carolina Dybeck Happe

d.	Eric A. Elzvik

e.	Kristin S. Rinne

f.	Jonas Synnergren

g.	Christy Wyatt

Moreover, the Nomination Committee considers that at least the following Board members are independent in respect of all applicable independence requirements:

a.	Jon Fredrik Baksaas

b.	Jan Carlson

c.	Carolina Dybeck Happe

d.	Eric A. Elzvik

e.	Kristin S. Rinne

f.	Jonas Synnergren

g.	Christy Wyatt

The Nomination Committee concludes that the proposed composition of the Board of Directors meets the independence requirements applicable to Ericsson.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2023

Item 13 Number of auditors

According to the articles of association, the Company shall have no less than one and no more than three registered public accounting firms as auditor. The Nomination Committee proposes that the Company should have one registered public accounting firm as auditor.

Item 14 Fees payable to the auditor

The Nomination Committee proposes, like previous years, that the auditor fees be paid against approved account.

Item 15 Election of auditor

In accordance with the recommendation by the Audit and Compliance Committee, the Nomination Committee proposes that Deloitte AB be appointed auditor for the period from the end of the AGM 2023 until the end of the AGM 2024 (re-election).

Item 16 Implementation of LTV I 2023 including transfer of treasury stock, directed share issue and authorization for the Board of Directors to decide on an acquisition offer of shares of series C

Background

The Remuneration Committee and the Board of Directors evaluate the long-term variable compensation (“LTV”) programs to the Executive Team (“ET”) on an ongoing basis. The evaluation considers the LTV programs for effectiveness in serving their purpose to support achieving the Ericsson Group’s strategic business objectives and sustainable long-term interests as well as their facility to increase the long-term focus of the members of the ET and align their interests with the long-term expectations and the interests of the shareholders.

Upon evaluation of the currently ongoing LTV programs for 2020, 2021 and 2022, the Remuneration Committee and the Board of Directors concluded that these ongoing LTV programs, which are all in essence the same in terms of plan structure, performance criteria and performance periods, enabled the Company to achieve its long-term objectives. The ongoing LTV programs further enabled the Company to remain committed to the targets for 2023 as well as the long-term target of 15-18% adjusted earnings (loss) before interest, taxes, amortization and write-downs of acquired intangible assets (“EBITA”), in turn creating increased shareholder value. In order to further strengthen both Ericsson’s and the ET’s commitment to long-term sustainability and responsible business, the Board of Directors, upon recommendation from the Remuneration Committee, has concluded to propose to the AGM 2023 an LTV I 2023 for the ET.

LTV I 2023 is an integral part of the Company’s remuneration strategy and the Board of Directors in particular expects the members of the ET to build significant equity holdings to align the interests and expectations of the LTV program participants with those of shareholders.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2023

Proposals

16.1 Implementation of the LTV I 2023

The Board of Directors proposes that the AGM resolve on the LTV I 2023 for ET members comprising a maximum of 4.1 million shares of series B in the Company as set out below.

Objectives of the LTV program

The LTV program is designed to provide long-term incentives for members of the ET (“Participants”), thereby creating long-term value for the shareholders. The aim is to attract, retain and motivate executives in a competitive market through performance-based share related incentives, to encourage the build-up of significant equity holdings to align the interests of the Participants with those of shareholders and to further strengthen the ET’s commitment to long-term sustainability and responsible business.

The LTV Program in brief

The LTV Program is proposed to include all members (current and future) of the ET, currently comprising of 17 employees, including the President and CEO. Awards under LTV I 2023 (“Performance Share Awards”) will be granted free of charge entitling the Participant, provided that i.e. certain performance criteria set out below are met, to receive a number of shares, free of charge, following expiration of a three-year vesting period (“Vesting Period”). Allotment of shares pursuant to Performance Share Awards will be subject to the achievement of performance criteria, as set out below, and will generally require that the Participant retains his or her employment over the Vesting Period. All major decisions relating to LTV I 2023 will be taken by the Remuneration Committee, with approval by the full Board of Directors as required.

Granting of Performance Share Awards

Granting of Performance Share Awards to the Participants will generally take place as soon as practicably possible following the AGM 2023. For 2023, the value of the underlying shares in respect of the Performance Share Awards made to the President and CEO will not exceed 190% of the Annual Base Salary at the time of grant, and for other Participants, the value will not exceed 70% of the Participants’ respective Annual Base Salary at the time of grant, unless the Participant is employed in the USA where the value will not exceed 100% of Participants’ Annual Base Salary.

The share price used to calculate the number of shares to which the Performance Share Awards entitle will be the volume-weighted average of the market price of shares of series B in Ericsson on Nasdaq Stockholm during the five trading days immediately following the publication of the Company’s interim report for the fourth quarter 2022.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2023

Performance criteria

The vesting of the Performance Share Awards will be subject to the satisfaction of performance criteria related to 2023 Group EBITA (earnings (loss) before interest, taxes, amortizations and write-downs of acquired intangible) (operating income) performance criterion, along with three-year total shareholder return (“TSR” [2]), and Group Environmental Social Governance (“ESG”) performance criteria, which will determine what portion (if any) of the Performance Share Awards will vest at the end of the Vesting Period.

The 2023 Group EBITA (operating income) performance criterion relates to 45% of the Performance Share Awards and the maximum vesting level is 200%.

The performance criteria based on TSR are absolute TSR development and relative TSR development for the Ericsson series B share over the period January 1, 2023 – December 31, 2025 (“Performance Period” [3]). The absolute and relative TSR performance criteria relate to 25% and 20%, respectively, of the Performance Share Awards and the maximum vesting level for both TSR performance criteria is 200%.

The Group ESG performance criterion measured over the Performance Period will relate to 10% of the Performance Share Awards, and the maximum vesting level is 200%.

The following conditions will apply to the performance criteria:

•	2023 Group EBITA (operating income) performance criterion

45% of the Performance Share Awards granted to a Participant will be subject to fulfilment of a Group EBITA (operating income) performance criterion for the 2023 financial year. The 2023 Group EBITA (operating income) performance criterion established by the Board of Directors will stipulate a minimum level and a maximum level. The 2023 Group EBITA (operating income) target is not disclosed due to stock market and competition considerations. The vesting level of Performance Share Awards related to 2023 Group EBITA (operating income) performance criterion will be determined by the Board of Directors when the audited result for the financial year 2023 is available.

If the maximum performance level is reached or exceeded, the vesting will amount to (and will not exceed) the maximum level of 200% of the Performance Share Awards related to the 2023 Group EBITA (operating income) performance criterion. If performance is below the maximum level but exceeds the minimum level, a linear pro-rata vesting of shares will occur. No vesting will occur if performance amounts to or is below the minimum level. The allotment of the shares will not occur until the end of the Vesting Period in 2026.

•	TSR performance criteria

Annual General Meeting Telefonaktiebolaget LM Ericsson 2023

Absolute TSR performance criterion

25% of the Performance Share Awards granted to a Participant will be subject to fulfillment of an absolute TSR performance criterion over the Performance Period. If the absolute TSR development reaches or exceeds 14% per annum compounded, the maximum vesting of 200% of the Performance Share Awards related to absolute TSR performance criterion will occur. If the absolute TSR development is below or reaches only 6% per annum compounded, no vesting will occur in respect of the Performance Share Awards related to the absolute TSR performance criterion. A linear pro-rata vesting from 0% to 200% of the Performance Share Awards related to absolute TSR performance criterion will apply if the Company’s absolute TSR performance is between 6% and 14% per annum compounded.

Relative TSR performance criterion

20% of the Performance Share Awards granted to a Participant will be subject to fulfilment of a relative TSR performance criterion over the Performance Period, compared to a peer group consisting of 11 peer companies (“Peer Group”[4]). The vesting of the relative TSR related Performance Share Awards varies depending on the Company’s TSR performance ranking versus the other companies in the Peer Group. If the Company’s relative TSR performance is below the TSR development of the company ranked 6th in the Peer Group, no vesting will occur in respect of the Performance Share Awards related to relative TSR performance criterion. Vesting of the Performance Share Awards related to relative TSR performance criterion will occur at the following percentage levels, based on which ranking position in the Peer Group the Company’s TSR performance corresponds to:

Position within the Peer Group	Associated vesting percentage level
6 or lower	0%
5	50%
4	100%
3	150%
2 or higher	200%

If the Company’s TSR performance is between two of the ranked companies, a linear pro-rata vesting will apply between the vesting percentage levels for the relevant ranked positions.

•	Group ESG performance criterion

10% of the Performance Share Awards granted to a Participant will be subject to fulfilment of a Group ESG performance criterion comprised of two equally weighted subcomponents covering environmental and social aspects of ESG measured over the Performance Period.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2023

Reduction of greenhouse gas emissions

5% of the Performance Share Awards granted to a Participant will be subject to fulfillment of a subcomponent of reducing greenhouse gas (“GHG”) emissions [5] from service fleet vehicles, energy consumption at facilities and from business travel [6].

Subcomponent target- and corresponding achievement levels are defined in the schedule below and broken down for each of the three years [7] covered by the Performance Period. Vesting is determined at the end of each year, with each year corresponding to one third (1/3) of the total subcomponent Performance Share Awards. A linear pro-rata vesting of one third (1/3) of 0% to 200% of the Performance Share Awards related to reducing emissions in the subcomponent will apply if reported emissions in scope are between the minimum and maximum vesting levels for each of the years covered by the Performance Period. An illustrative example is included below.

These target levels are aligned to the emissions reduction trajectory set for achieving Net Zero emissions from the Ericsson Group’s own activities by 2030.

Achievement	GHG emissions target levels for emission in scope by fiscal year (ktonne CO2e)
(%)	2023	2024	2025
0	142	132	122
100	135	126	116
200	121	113	104

Illustrative example: first, if reported emissions in scope for the year 2023 are 121 ktonne, the maximum vesting of one third of 200% (1/3 x 200% = 66.67%) of the Performance Share Awards related to this subcomponent and year will occur. Next, if reported emissions for the year 2024 are 126 ktonne, vesting of one third of 100% (1/3 x 100% = 33.33%) of the Performance Share Awards related to this subcomponent and fiscal year will occur. Last, if reported emissions in scope for the year 2025 are 122 ktonne, no vesting (1/3 x 0% = 0.00%) of the Performance Share Awards related to this subcomponent will occur. Consequently, in this example total vesting of the Performance Share Award related to this subcomponent over the Performance Period will be (66.67% + 33.33% + 0.00%) 100%.

Increasing the representation of women leaders in Ericsson

5% of the Performance Share Awards granted to a Participant will be subject to fulfilment of a subcomponent of increasing the representation of women leaders (i.e. women holding roles with people management responsibility) in the Ericsson Group to 24% by the end of the Performance Period, which is in line with achieving the target trajectory for increasing the representation of women leaders in the Ericsson Group to 30% by 2030.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2023

If the representation of women leaders in the Ericsson Group amounts to 25% or above by the end of the Performance Period, the maximum vesting of 200% of the Performance Share Awards related to this subcomponent will occur. If the representation of women leaders in the Ericsson Group amounts to 23% or below by the end of the Performance Period, no vesting will occur in respect of the Performance Share Awards related to this subcomponent. A linear pro-rata vesting from 0% to 200% of the Performance Share Awards related to increasing the representation of women leaders in the Ericsson Group subcomponent will apply if the representation of women leaders in the Ericsson Group exceeds 23% but is below 25% by the end of the Performance Period.

The vesting level of Performance Share Awards related to the Group ESG performance criterion will be determined by the Board of Directors when the audited results for both subcomponents at the end of the financial year 2025 are available.

Information about the outcome of the performance criteria will be provided no later than in the annual report for the financial year 2025.

Allotment of shares

Provided that the performance criteria above have been met and that the Participant has retained his or her employment (unless special circumstances are at hand) during the Vesting Period, allotment of vested shares will take place as soon as practicably possible following the expiration of the Vesting Period.

When determining the final vesting level of Performance Share Awards, the Board of Directors shall examine whether the vesting level is reasonable considering the Company’s financial results and position, conditions on the stock market and other circumstances, such as environmental, social, ethics and compliance factors, and if not, as determined by the Board of Directors, reduce the vesting level to the lower level deemed appropriate by the Board of Directors.

In the event delivery of shares to Participants cannot take place under applicable law or at a reasonable cost and employing reasonable administrative measures, the Board of Directors will be entitled to decide that Participants may, instead, be offered a cash settlement.

The Company has the right to, before delivering vested shares to the Participants, retain and sell the number of shares required to cover the cost for withholding and paying tax and social security liabilities on behalf of the Participants in relation to the Performance Share Awards for remittance to revenue authorities. In such an event, net amount of vested shares will thus be delivered to the Participants after the vested Performance Share Awards are reduced by the number of shares retained by the Company for such purposes.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2023

Financing

The Board of Directors has considered different financing methods for transfer of shares under the LTV I 2023 such as transfer of treasury stock and an equity swap agreement with a third party. The Board of Directors considers that a directed issue of shares of series C in the Company, followed by buy-back and transfer of treasury stock is the most cost efficient and flexible method to transfer shares under the LTV I 2023.

The Company’s current holding of treasury stock is not sufficient for the implementation of the LTV I 2023. Therefore, the Board of Directors proposes a directed share issue and buy back of shares as further set out below under item 16.2. Under the proposed transactions, shares are issued at the share’s quota value and repurchased as soon as the shares have been subscribed for and registered. The purchase price paid by the Company to the subscriber equals the subscription price. As compensation to the subscriber for its assistance in the issuance and buy-back of shares under items 16, 17, 18 and 19 the Company will pay to the subscriber an amount totaling SEK 100,000.

The procedure of issuance and buy-back of shares for the Company’s LTV programs has previously been decided by the AGMs in 2001, 2003, 2008, 2009, 2012, 2016, and 2017.

Since the costs for the Company in connection with an equity swap agreement will be significantly higher than the costs in connection with transfer of treasury stock, the main alternative is that the financial exposure is secured by transfer of treasury stock and that an equity swap agreement with a third party is an alternative in the event that the required majority for approval is not reached.

Costs

The total effect on the income statement of the LTV I 2023, including financing costs and social security fees, is estimated to range between SEK 100 million and SEK 230 million distributed over the years 2023-2026. The costs will depend on the future development of the price of Ericsson series B share.

The administration cost for transfer of shares by way of an equity swap agreement is currently estimated to approximately SEK 30 million, compared to the cost of approximately SEK 100,000 for using newly issued and acquired shares in treasury (SEK 100,000 is the total cost paid to the subscriber in relation to items 16, 17, 18 and 19, regardless of the number of share issuances).

Annual General Meeting Telefonaktiebolaget LM Ericsson 2023

Dilution

The Company has approximately 3.3 billion registered shares. As per December 31, 2022, the Company held approximately 4 million shares in treasury. The number of shares that may be required for ongoing LTV programs (2019, 2020, 2021 and 2022) as per December 31, 2022, is estimated to approximately 4.9 million shares, corresponding to approximately 0.15 percent of the number of registered shares of the Company. In order to implement the LTV I 2023, a total of up to 4.1 million shares are required, which corresponds to approximately 0.12 percent of the total number of registered shares of the Company, hence an issue of new shares is proposed for the implementation of LTV I 2023. The effect on important key figures is only marginal.

16.2 Transfer of treasury stock to employees and on an exchange, directed share issue and acquisition offer for the LTV I 2023

a)	Transfer of treasury stock under the LTV I 2023

Transfer of no more than 3.4 million shares of series B in the Company less any shares retained by the Company as per item 16.2 c) may occur on the following terms and conditions:

•

The right to acquire shares shall be granted to such persons within the Ericsson Group covered by the terms and conditions pursuant to the LTV I 2023. Furthermore, subsidiaries within the Ericsson Group shall have the right to acquire shares, free of consideration, and such subsidiaries shall be obligated to immediately transfer, free of consideration, shares to employees covered by the terms and conditions of the LTV I 2023.

•	The employee shall have the right to receive shares during the period when the employee is entitled to receive shares pursuant to the terms and conditions of the LTV I 2023, i.e. in 2026.

•	Employees covered by the terms and conditions of the LTV I 2023 shall receive shares of series B in the Company free of consideration.

•

The number of shares of series B in the Company that may be transferred under the LTV I 2023 may be subject to recalculation in the event of bonus issues, splits, rights issues and/or similar measures, under the terms and conditions of the LTV I 2023.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2023

b)	Transfer of treasury stock on an exchange to cover expenses

The Company may, prior to the AGM in 2024, transfer no more than 700,000 shares of series B in the Company, in order to cover certain expenses, mainly social security payments. Transfer of the shares shall be effected on Nasdaq Stockholm at a price within the, at each time, prevailing price interval for the share as disseminated by Nasdaq Stockholm.

c)	Authorization to decide on transfer of treasury stock on an exchange to cover costs for tax and social security liabilities for the Participants

Authorization for the Board of Directors to decide to, in conjunction with the delivery of vested shares under LTV I 2023, prior to the AGM in 2024, retain and sell no more than 60% of the vested shares of series B in the Company in order to cover for the costs for withholding and paying tax and social security liabilities on behalf of the Participants in relation to the Performance Share Awards for remittance to revenue authorities. Transfer of the shares shall be effected on Nasdaq Stockholm at a price within the, at each time, prevailing price interval for the share as disseminated by Nasdaq Stockholm. These shares form a part of the final number of vested shares to the employees under LTV I 2023 and do not incur additional costs to the LTV I 2023 for the Company.

d)	Directed issue of shares of series C in the Company

Increase of the share capital in the Company with SEK 20,500,000.01 by an issue of 4.1 million shares of series C in the Company, each share with a quota value of approximately SEK 5. The terms and conditions of the share issue are the following:

•	The new shares shall – with deviation from the shareholders’ preferential rights – be subscribed for only by Investor AB or its subsidiaries.

•	The new shares shall be subscribed for during the period as from Thursday, April 27, 2023, up to and including Tuesday, May 2, 2023. Over-subscription may not occur.

•	The amount that shall be paid for each new share shall be the quota value (approximately SEK 5).

•	Payment for the subscribed shares shall be made at the time of subscription.

•	The Board of Directors shall be entitled to extend the period for subscription and payment.

•	The new shares shall not entitle the holders to dividend payment.

•	It is noted that the new shares are subject to restrictions pursuant to Chapter 4, Section 6 (conversion clause) and Chapter 20, Section 31 (redemption clause) of the Swedish Companies Act.

The Board of Directors proposes that the President and CEO shall be authorized to make the minor adjustments to the above resolutions that may prove to be necessary in connection with the registration with the Swedish Companies Registration Office.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2023

Reasons for deviation from the shareholders’ preferential rights and principles on which the subscription price is based

The Board of Directors considers that a directed issue of shares of series C in the Company, followed by buy-back and transfer of treasury stock is the most cost efficient and flexible method to transfer shares under the LTV I 2023. Shares are issued at the share’s quota value and repurchased as soon as the shares have been subscribed for and registered. The purchase price paid by the Company to the subscriber equals the subscription price.

e)	Authorization for the Board of Directors to decide on a directed acquisition offer

Authorization for the Board of Directors to decide that 4.1 million shares of series C in Ericsson be acquired according to the following:

•	Acquisition may occur by an offer to acquire shares directed to all holders of shares of series C in Ericsson.

•	The authorization may be exercised until the AGM in 2024.

•	The acquisition shall be made at a price corresponding to the quota value of the share (approximately SEK 5 per share).

•	Payment for acquired shares shall be made in cash.

16.3 Equity Swap Agreement with third party in relation to the LTV I 2023

In the event that the required majority for approval is not reached under item 16.2 above, the financial exposure of the LTV I 2023 shall be hedged by the Company entering into an equity swap agreement with a third party, under which the third party shall, in its own name, acquire and transfer shares of series B in the Company to employees covered by the LTV I 2023.

Majority rules

The resolution of the AGM on implementation of the LTV I 2023 according to item 16.1 requires that more than half of the votes cast at the AGM approve the proposal. The resolution of the AGM on transfer of treasury stock to employees and on an exchange, directed share issue and acquisition offer for the LTV I 2023 according to item 16.2 requires that shareholders representing at least nine-tenths of the votes cast as well as the shares represented at the AGM approve the proposal. The resolution of the AGM on an Equity Swap Agreement with third party according to item 16.3 requires that more than half of the votes cast at the AGM approve the proposal.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2023

Item 17 Implementation of LTV II 2023 including transfer of treasury stock, directed share issue and authorization for the Board of Directors to decide on an acquisition offer

Background

In addition to the LTV programs for the President and CEO and members of the ET, Ericsson has since 2017 operated a performance-based long-term variable compensation program for employees classified as Executives (approximately 180 employees) (the Ericsson Executive Performance Plan (“EPP”)). The EPP is identical to the LTV I, with the exception that the EPP is cash settled. The Remuneration Committee and the Board of Directors have evaluated whether to implement an additional long-term variable compensation program, LTV II 2023, for Executives with delivery of shares of series B in Ericsson instead of cash settlement to further strengthen both Ericsson’s and the Executives’ commitment to long-term sustainability and responsible business. The Board of Directors, upon recommendation from the Remuneration Committee, has concluded to propose to the AGM 2023 the LTV II 2023 for Executives.

LTV II 2023 is an integral part of the Company’s remuneration strategy, and the Board of Directors in particular expects the Executives to build significant equity holdings to align the interests and expectations of the LTV program participants with those of shareholders.

The criteria and vesting period for LTV II 2023 are the same as for LTV I 2023. Should the AGM 2023 not vote in favor of the proposal of implementing LTV II 2023 the EPP 2023 will be implemented.

Proposals

17.1 Implementation of the LTV II 2023

The Board of Directors proposes that the AGM resolve on the LTV II 2023 for Executives, comprising a maximum of 5.9 million shares of series B in the Company as set out below.

Objectives of the LTV program

The LTV program is designed to provide long-term incentives for Executives (“Participants”), thereby creating long-term value for the shareholders. The aim is to attract, retain and motivate Executives in a competitive market through performance-based share related incentives, to encourage the build-up of significant equity holdings to align the interests of the Participants with those of shareholders and to further strengthen Ericsson’s and the Executives’ commitment to long-term sustainability and responsible business.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2023

The LTV program in brief

The LTV program is proposed to include all Executives (current and future), currently comprising of 180 employees, excluding the President and CEO and ET. Awards under LTV II 2023 (“Performance Share Awards”) will be granted free of charge entitling the Participant, provided that i.e. certain performance criteria set out below are met, to receive a number of shares, free of charge, following expiration of a three-year vesting period (“Vesting Period”). Allotment of shares pursuant to Performance Share Awards will be subject to the achievement of performance criteria, as set out below, and will generally require that the Participant retains his or her employment over the Vesting Period. All major decisions relating to LTV II 2023 will be taken by the Remuneration Committee, with approval by the full Board of Directors as required.

Granting of Performance Share Awards

Granting of Performance Share Awards to the Participants will generally take place as soon as practicably possible following the AGM 2023. For 2023, the value of the underlying shares in respect of the Performance Share Awards made to the Participants, will not exceed 70% of the Participants’ respective Annual Base Salary at the time of grant, unless the Participant is employed in the USA where the value will not exceed 100% of Participant’s Annual Base Salary.

The share price used to calculate the number of shares to which the Performance Share Awards entitle will be the volume-weighted average of the market price of shares of series B in the Company on Nasdaq Stockholm during the five trading days immediately following the publication of the Company’s interim report for the fourth quarter 2022.

Performance criteria

The vesting of the Performance Share Awards will be subject to the satisfaction of performance criteria related to 2023 Group EBITA (earnings (loss) before interest, taxes, amortizations and write-downs of acquired intangible) (operating income) performance criterion, along with three-year total shareholder return (“TSR” [8]), and Group ESG performance criteria, which will determine what portion (if any) of the Performance Share Awards will vest at the end of the Vesting Period.

The 2023 Group EBITA (operating income) performance criterion relates to 45% of the Performance Share Awards and the maximum vesting level is 200%.

The performance criteria based on TSR are absolute TSR development and relative TSR development for the shares of series B in Ericsson over the period January 1, 2023 – December 31, 2025 (“Performance Period” [9]). The absolute and relative TSR performance criteria relate to 25% and 20%, respectively, of the Performance Share Awards and the maximum vesting level for both TSR performance criteria is 200%.

The Group ESG performance criterion measured over the Performance Period will relate to 10% of the Performance Share Awards, and the maximum vesting level is 200%.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2023

The following conditions will apply to the performance criteria:

•	2023 Group EBITA (operating income) performance criterion

45% of the Performance Share Awards granted to a Participant will be subject to fulfilment of a Group EBITA (operating income) performance criterion for the 2023 financial year. The 2023 Group EBITA (operating income) performance criterion established by the Board of Directors will stipulate a minimum level and a maximum level. The 2023 Group EBITA (operating income) target is not disclosed due to stock market and competition considerations. The vesting level of Performance Share Awards related to 2023 Group EBITA (operating income) performance criterion will be determined by the Board of Directors when the audited result for the financial year 2023 is available.

If the maximum performance level is reached or exceeded, the vesting will amount to (and will not exceed) the maximum level of 200% of the Performance Share Awards related to the 2023 Group EBITA (operating income) performance criterion. If performance is below the maximum level but exceeds the minimum level, a linear pro-rata vesting of shares will occur. No vesting will occur if performance amounts to or is below the minimum level. The allotment of the shares will not occur until the end of the Vesting Period in 2026.

•	TSR performance criteria

Absolute TSR performance criterion

25% of the Performance Share Awards granted to a Participant will be subject to fulfilment of an absolute TSR performance criterion over the Performance Period. If the absolute TSR development reaches or exceeds 14% per annum compounded, the maximum vesting of 200% of the Performance Share Awards related to absolute TSR performance criterion will occur. If the absolute TSR development is below or reaches only 6% per annum compounded, no vesting will occur in respect of the Performance Share Awards related to the absolute TSR performance criterion. A linear pro-rata vesting from 0% to 200% of the Performance Share Awards related to absolute TSR performance criterion will apply if the Company’s absolute TSR performance is between 6% and 14% per annum compounded.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2023

Relative TSR performance criterion

20% of the Performance Share Awards granted to a Participant will be subject to fulfilment of a relative TSR performance criterion over the Performance Period, compared to a peer group consisting of 11 peer companies (“Peer Group”[10]). The vesting of the relative TSR related Performance Share Awards varies depending on the Company’s TSR performance ranking versus the other companies in the Peer Group. If the Company’s relative TSR performance is below the TSR development of the company ranked 6th in the Peer Group, no vesting will occur in respect of the Performance Share Awards related to relative TSR performance criterion. Vesting of the Performance Share Awards related to relative TSR performance criterion will occur at the following percentage levels, based on which ranking position in the Peer Group the Company’s TSR performance corresponds to:

Position within the Peer Group Associated vesting percentage level

6 or lower	0%
5	50%
4	100%
3	150%
2 or higher	200%

If the Company’s TSR performance is between two of the ranked companies, a linear pro-rata vesting will apply between the vesting percentage levels for the relevant ranked positions.

•	Group ESG performance criterion

10% of the Performance Share Awards granted to a Participant will be subject to fulfilment of a Group ESG performance criterion comprised of two equally weighted subcomponents covering environmental and social aspects of ESG measured over the Performance Period.

Reduction of greenhouse gas emissions

5% of the Performance Share Awards granted to a Participant will be subject to fulfillment of a subcomponent of reducing greenhouse gas (“GHG”) emissions [11] from service fleet vehicles, energy consumption at facilities and from business travel [12].

Subcomponent target and corresponding achievement levels are defined in the schedule below and broken down for each of the three years [13] covered by the Performance Period. Vesting is determined at the end of each year, with each year corresponding to one third (1/3) of the total subcomponent Performance Share Awards. A linear pro-rata vesting of one third (1/3) of 0% to 200% of the Performance Share Awards related to reducing emissions in the subcomponent will apply if reported emissions in scope are between the minimum and maximum vesting levels for each of the years covered by the Performance Period. An illustrative example is included below.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2023

These target levels are aligned to the emissions reduction trajectory set for achieving Net Zero emissions from the Ericsson Group’s own activities by 2030.

Achievement	GHG emissions target levels for emission in scope by fiscal year (ktonne CO2e)
(%)	2023	2024	2025
0	142	132	122
100	135	126	116
200	121	113	104

Illustrative example: first, if reported emissions in scope for the year 2023 are 121 ktonne, the maximum vesting of one third of 200% (1/3 x 200% = 66.67%) of the Performance Share Awards related to this subcomponent and year will occur. Next, if reported emissions for the year 2024 are 126 ktonne, vesting of one third of 100% (1/3 x 100% = 33.33%) of the Performance Share Awards related to this subcomponent and fiscal year will occur. Last, if reported emissions in scope for the year 2025 are 122 ktonne, no vesting (1/3 x 0% = 0.00%) of the Performance Share Awards related to this subcomponent will occur. Consequently, in this example total vesting of the Performance Share Award related to this subcomponent over the Performance Period will be (66.67% + 33.33% + 0.00%) 100%.

Increasing the representation of women leaders in Ericsson

5% of the Performance Share Awards granted to a Participant will be subject to fulfilment of a subcomponent of increasing the representation of women leaders (i.e. women holding roles with people management responsibility) in the Ericsson Group to 24% by the end of the Performance Period, which is in line with achieving the target trajectory for increasing the representation of women leaders in the Ericsson Group to 30% by 2030.

If the representation of women leaders in the Ericsson Group amounts to 25% or above by the end of the Performance Period, the maximum vesting of 200% of the Performance Share Awards related to this subcomponent will occur. If the representation of women leaders in the Ericsson Group amounts to 23% or below by the end of the Performance Period, no vesting will occur in respect of the Performance Share Awards related to this subcomponent. A linear pro-rata vesting from 0% to 200% of the Performance Share Awards related to increasing the representation of women leaders in the Ericsson Group subcomponent will apply if the representation of women leaders in the Ericsson Group exceeds 23% but is below 25% by the end of the Performance Period.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2023

The vesting level of Performance Share Awards related to the Group ESG performance criterion will be determined by the Board of Directors when the audited results for both subcomponents at the end of the financial year 2025 are available.

Information about the outcome of the performance criteria will be provided no later than in the annual report for the financial year 2025.

Allotment of shares

Provided that the performance criteria above have been met and that the Participant has retained his or her employment (unless special circumstances are at hand) during the Vesting Period, allotment of vested shares will take place as soon as practicably possible following the expiration of the Vesting Period.

When determining the final vesting level of Performance Share Awards, the Board of Directors shall examine whether the vesting level is reasonable considering the Company’s financial results and position, conditions on the stock market and other circumstances, such as environmental, social, ethics and compliance factors, and if not, as determined by the Board of Directors, reduce the vesting level to the lower level deemed appropriate by the Board of Directors.

In the event delivery of shares to Participants cannot take place under applicable law or at a reasonable cost and employing reasonable administrative measures, the Board of Directors will be entitled to decide that Participants may, instead, be offered a cash settlement.

The Company has the right to, before delivering vested shares to the Participants, retain and sell the number of shares required to cover the cost for withholding and paying tax and social security liabilities on behalf of the Participants in relation to the Performance Share Awards for remittance to revenue authorities. In such an event, net amount of vested shares will thus be delivered to the Participants after the vested Performance Share Awards are reduced by the number of shares retained by the Company for such purposes.

Financing

The Board of Directors has considered different financing methods for transfer of shares under the LTV II 2023 such as transfer of treasury stock and an equity swap agreement with a third party. The Board of Directors considers that a directed issue of shares of series C in the Company, followed by buy-back and transfer of treasury stock is the most cost efficient and flexible method to transfer shares under the LTV II 2023.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2023

The Company’s current holding of treasury stock is not sufficient for the implementation of the LTV II 2023. Therefore, the Board of Directors proposes a directed share issue and buy back of shares as further set out below under item 17.2. Under the proposed transactions, shares are issued at the share’s quota value and repurchased as soon as the shares have been subscribed for and registered. The purchase price paid by the Company to the subscriber equals the subscription price. As compensation to the subscriber for its assistance in the issuance and buy-back of shares under items 16, 17, 18 and 19, the Company will pay to the subscriber an amount totaling SEK 100,000.

Since the costs for the Company in connection with an equity swap agreement will be significantly higher than the costs in connection with transfer of treasury stock, the main alternative is that the financial exposure is secured by transfer of treasury stock and that an equity swap agreement with a third party is an alternative in the event that the required majority for approval is not reached.

Costs

The total effect on the income statement of the LTV II 2023, including financing costs and social security fees, is estimated to range between SEK 146 million and SEK 333 million distributed over the years 2023-2026. The costs will depend on the future development of the price of shares of series B in Ericsson.

The administration cost for transfer of shares by way of an equity swap agreement is currently estimated to approximately SEK 30 million, compared to the cost of approximately SEK 100,000 for using newly issued and acquired shares in treasury (SEK 100,000 is the total cost paid to the subscriber in relation to items 16, 17, 18 and 19, regardless of the number of share issuances).

Dilution

The Company has approximately 3.3 billion registered shares. As per December 31, 2022, the Company held approximately 4 million shares in treasury. The number of shares that may be required for ongoing LTV programs (2019, 2020, 2021 and 2022) as per December 31, 2022, is estimated to approximately 4.9 million shares, corresponding to approximately 0.15 percent of the number of registered shares of the Company. In order to implement the LTV II 2023, a total of up to 5.9 million shares are required, which corresponds to approximately 0.18 percent of the total number of registered shares of the Company. Hence an issue of new shares is proposed for the implementation of LTV II 2023. The effect on important key figures is only marginal.

17.2 Transfer of treasury stock to employees and on an exchange, directed share issue and acquisition offer for the LTV II 2023

a)	Transfer of treasury stock under the LTV II 2023

Transfer of no more than 4.9 million shares of series B in the Company less any shares retained by the Company as per item 17.2 c) may occur on the following terms and conditions:

Annual General Meeting Telefonaktiebolaget LM Ericsson 2023

•

The right to acquire shares shall be granted to such persons within the Ericsson Group covered by the terms and conditions pursuant to the LTV II 2023. Furthermore, subsidiaries within the Ericsson Group shall have the right to acquire shares, free of consideration, and such subsidiaries shall be obligated to immediately transfer, free of consideration, shares to employees covered by the terms and conditions of the LTV II 2023.

•	The employee shall have the right to receive shares during the period when the employee is entitled to receive shares pursuant to the terms and conditions of the LTV II 2023, i.e. in 2026.

•	Employees covered by the terms and conditions of the LTV II 2023 shall receive shares of series B in the Company free of consideration.

•

The number of shares of series B in the Company that may be transferred under the LTV II 2023 may be subject to recalculation in the event of bonus issues, splits, rights issues and/or similar measures, under the terms and conditions of the LTV II 2023.

b)	Transfer of treasury stock on an exchange to cover expenses

The Company may, prior to the AGM in 2024, transfer no more than 1.0 million shares of series B in the Company, in order to cover certain expenses, mainly social security payments. Transfer of the shares shall be effected on Nasdaq Stockholm at a price within the, at each time, prevailing price interval for the share as disseminated by Nasdaq Stockholm.

c)	Authorization to decide on transfer of treasury stock on an exchange to cover costs for tax and social security liabilities for the Participants

Authorization for the Board of Directors to decide to, in conjunction with the delivery of vested shares under LTV II 2023, prior to the AGM in 2024, retain and sell no more than 60% of the vested shares of series B in the Company in order to cover for the costs for withholding and paying tax and social security liabilities on behalf of the Participants in relation to the Performance Share Awards for remittance to revenue authorities. Transfer of the shares shall be effected on Nasdaq Stockholm at a price within the, at each time, prevailing price interval for the share as disseminated by Nasdaq Stockholm. These shares form a part of the final number of vested shares to the employees under LTV II 2023 and do not incur additional costs to the LTV II 2023 for the Company.

d)	Directed issue of shares of series C in the Company

Increase of the share capital in the Company with SEK 29,500,000.01 by an issue of 5.9 million shares of series C in the Company, each share with a quota value of approximately SEK 5. The terms and conditions of the share issue are the following:

•	The new shares shall – with deviation from the shareholders’ preferential rights – be subscribed for only by Investor AB or its subsidiaries.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2023

•	The new shares shall be subscribed for during the period as from Thursday, April 27, 2023, up to and including Tuesday, May 2, 2023. Over-subscription may not occur.

•	The amount that shall be paid for each new share shall be the quota value (approximately SEK 5).

•	Payment for the subscribed shares shall be made at the time of subscription.

•	The Board of Directors shall be entitled to extend the period for subscription and payment.

•	The new shares shall not entitle the holders to dividend payment.

•	It is noted that the new shares are subject to restrictions pursuant to Chapter 4, Section 6 (conversion clause) and Chapter 20, Section 31 (redemption clause) of the Swedish Companies Act.

The Board of Directors proposes that the President and CEO shall be authorized to make the minor adjustments to the above resolutions that may prove to be necessary in connection with the registration with the Swedish Companies Registration Office.

Reasons for deviation from the shareholders’ preferential rights and principles on which the subscription price is based

The Board of Directors considers that a directed shares of series C in the Company, followed by buy-back and transfer of treasury stock is the most cost efficient and flexible method to transfer shares under the LTV II 2023. Shares are issued at the share’s quota value and repurchased as soon as the shares have been subscribed for and registered. The purchase price paid by the Company to the subscriber equals the subscription price.

e)	Authorization for the Board of Directors to decide on a directed acquisition offer

Authorization for the Board of Directors to decide that 5.9 million shares of series C in Ericsson be acquired according to the following:

•	Acquisition may occur by an offer to acquire shares directed to all holders of shares of series C in Ericsson.

•	The authorization may be exercised until the AGM in 2024.

•	The acquisition shall be made at a price corresponding to the quota value of the share (approximately SEK 5 per share).

•	Payment for acquired shares shall be made in cash.

17.3 Equity Swap Agreement with third party in relation to the LTV II 2023

In the event that the required majority for approval is not reached under item 17.2 above, the financial exposure of the LTV II 2023 shall be hedged by the Company entering into an equity swap agreement with a third party, under which the third party shall, in its own name, acquire and transfer shares of series B in the Company to employees covered by the LTV II 2023.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2023

Majority rules

The resolution of the AGM on implementation of the LTV II 2023 according to item 17.1 requires that more than half of the votes cast at the AGM approve the proposal. The resolution of the AGM on transfer of treasury stock to employees and on an exchange, directed share issue and acquisition offer for the LTV II 2023 according to item 17.2 requires that shareholders representing at least nine-tenths of the votes cast as well as the shares represented at the AGM approve the proposal. The resolution of the AGM on an Equity Swap Agreement with third party according to item 17.3 requires that more than half of the votes cast at the AGM approve the proposal.

Description of other ongoing long-term variable compensation programs

In addition to the LTV programs, which are directed at the President and CEO and the members of the ET, the Company has other ongoing long-term variable compensation programs directed at other employees within the Group (“Executives”). These programs are an integral part of the Company’s remuneration strategy as well as a part of the Company’s talent management strategy. The Company has decided to implement two other share-related compensation programs for 2023: The Executive Performance Plan 2023 (“EPP 2023”) and the Key Contribution Plan 2023 (“KC Plan 2023”). Ericsson has also implemented an all-employee share purchase plan in 2021.

The Executive Performance Plan 2023, implemented only in case the AGM 2023 would not resolve in favor of item 17

The EPP 2023 is designed to attract, retain and motivate Executives in a competitive market through performance based long-term cash incentive supporting the achievement of the Company’s long-term strategies and business objectives. Approximately 180 Executives will be eligible for the EPP 2023. Participants are assigned a potential award defined as a percentage of the participants’ annual gross salary, which is converted into a number of synthetic shares based on the same market price of shares of series B in Ericsson used for the LTV I 2023 at the time of grant. Award levels are assigned to Executives in range of 0-45% of annual base pay.

The vesting level of the awards, occurring after a three-year vesting period, is subject to the achievement of the same performance criteria as for the LTV I 2023, and generally requires that the participant retains his or her employment over the three-year vesting period. At the end of the vesting period, the allotted synthetic shares are converted into a cash amount, based on the market price of the shares of series B in Ericsson at Nasdaq Stockholm at the vesting date, and this final amount is paid to the Participant in cash gross before tax. It is estimated that approximately 2.5 million synthetic shares will be awarded under the EPP 2023. The maximum total cost effect of the EPP 2023 on the income statement, including social security fees, is estimated to be approximately SEK 700 million distributed over the years 2023-2026. The costs will depend on the future development of the market price of the shares of series B in Ericsson.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2023

The Key Contribution Plan 2023

The KC Plan 2023 is designed to recognize the best talent, individual performance, potential and critical skills as well as encourage the retention of key employees. Approximately 10% to 14% of Ericsson employees will be eligible for the KC Plan 2023. The award levels are assigned to employees mainly within in a range of 10 – 50% of Annual Base Salary to bring greater alignment with the local market conditions.

Participants are assigned a potential award, which is converted into a number of synthetic shares based on the same market price of the shares of series B in Ericsson used for the LTV I 2023 at the time of grant. The plan has a three-year total service period (“Service Period”) during which the awards are paid on an annual rolling bases following the below payment schedule:

•	25% of the award at the end of the first year,

•	25% of the award at the end of the second year, and

•	50% of the award at the end of the full Service Period.

The value of each synthetic share is driven by the absolute share price performance of shares of series B in Ericsson shares during the Service Period. At the date of vesting for each instalment of the above-described annual rolling payment schedule, the synthetic shares are converted into a cash amount, based on the market price of the Ericsson series B share on Nasdaq Stockholm at the respective vesting date, and this final amount is paid to the Participant in cash gross before tax. It is estimated that approximately 31 million synthetic shares will be awarded under the KC Plan 2023. The maximum total cost effect of the KC Plan 2023 on the income statement, including social security fees, is estimated to be approximately SEK 5 billion distributed over the years 2023-2026. The costs will depend on the future development of the market price of the Ericsson series B share.

The Ericsson share purchase plan (“ESPP”)

Ericsson is committed to helping employees thrive and to recognizing them for the impact they create by providing opportunities to enrich their working experience. In order to encourage employees to play an active role in achieving the Company’s purpose, further create sense of belonging and ownership, the ESPP was launched in November 2021 (in 58 countries to approximately 58,900 eligible employees), with continued deployment in 2022 to 20 additional countries and 30,100 eligible employees. In total the ESPP is now live in 78 countries for 89,000 eligible employees of which 16,319 were actually saving at year-end 2022.

The ESPP is an all-employee share purchase plan that enables employees to purchase shares of series B in Ericsson up to a maximum value of SEK 50,000 per year via monthly payroll deduction. In recognition of the employees’ commitment, Ericsson supports the participants with a net cash payment up to 15% of their elected contribution amounts and covers the tax on the Company supported amount, which is payable via payroll. Under the ESPP participants will acquire shares of series B in Ericsson at market price on Nasdaq Stockholm and the ESPP does therefore not have any dilutive effect.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2023

The Company’s ongoing variable compensation programs are described in further detail in the Annual Report 2022 in the Notes to the consolidated financial statements, Note G3: Share-based compensation and on the Company’s website.

Item 18 Resolution on transfer of treasury stock to employees and on an exchange, directed share issue and acquisition offer in relation to the earlier resolution on the LTV 2022

Background

The AGM in 2022 resolved to implement LTV 2022 and to secure the Company’s undertakings under LTV 2022 through an equity swap agreement with a third party. The Board of Directors still considers that transfer of treasury stock, a proposal that was withdrawn by the Board of Directors at the AGM 2022, is the most cost efficient and flexible method to secure the undertakings under LTV 2022.

The Company has approximately 3.3 billion registered shares. For LTV 2022, a total of up to 2.0 million shares are required, which corresponds to approximately 0.1 percent of the total number of registered shares, hence an issue of new shares is proposed for LTV 2022. The effect on important key figures is only marginal.

Proposal

18.1 Transfer of treasury stock for the LTV 2022

To secure the delivery of Performance Shares in accordance with the terms of the LTV 2022, the Board of Directors proposes that the AGM resolve that the Company shall have the right to transfer no more than 1.5 million shares of series B in the Company less any shares retained by the Company as per item 18.3 on the following terms and conditions:

•

The right to acquire shares shall be granted to such persons within the Ericsson Group covered by the terms and conditions pursuant to the LTV 2022. Furthermore, subsidiaries within the Ericsson Group shall have the right to acquire shares, free of consideration, and such subsidiaries shall be obligated to immediately transfer, free of consideration, shares to employees covered by the terms and conditions of the LTV 2022.

•	The employee shall have the right to receive shares during the period when the employee is entitled to receive shares pursuant to the terms and conditions of the LTV 2022, i.e. in 2025.

•	Employees covered by the terms and conditions of the LTV 2022 shall receive shares of series B in the Company free of consideration.

•

The number of shares of series B in the Company that may be transferred under the LTV 2022 may be subject to recalculation in the event of bonus issues, splits, rights issues and/or similar measures, under the terms and conditions of the LTV 2022.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2023

18.2 Transfer of treasury stock on an exchange to cover expenses for the LTV 2022

The Company may, prior to the AGM in 2024, transfer no more than 500,000 shares of series B in the Company, in order to cover certain expenses, mainly social security payments. Transfer of the shares shall be effected on Nasdaq Stockholm at a price within the, at each time, prevailing price interval for the share as disseminated by Nasdaq Stockholm.

18.3 Authorization to decide on transfer of treasury stock on an exchange to cover costs for tax and social security liabilities for the Participants for the LTV 2022

Authorization for the Board of Directors to decide to, in conjunction with the delivery of vested shares under LTV 2022, prior to the AGM in 2024, retain and sell no more than 60% of the vested shares of series B in the Company in order to cover for the costs for withholding and paying tax and social security liabilities on behalf of the Participants in relation to the Performance Share Awards for remittance to revenue authorities. Transfer of the shares shall be effected on Nasdaq Stockholm at a price within the, at each time, prevailing price interval for the share as disseminated by Nasdaq Stockholm. These shares form a part of the final number of vested shares to the employees under LTV 2022 and do not incur additional costs to the LTV 2022 for the Company.

18.4 Directed issue of shares of series C in the Company for the LTV 2022

Increase of the share capital in the Company with SEK 10,000,000.01 by an issue of 2 million shares of series C in the Company, each share with a quota value of approximately SEK 5. The terms and conditions of the share issue are the following:

•	The new shares shall – with deviation from the shareholders’ preferential rights – be subscribed for only by Investor AB or its subsidiaries.

•	The new shares shall be subscribed for during the period as from Thursday, April 27, 2023, up to and including Tuesday, May 2, 2023. Over-subscription may not occur.

•	The amount that shall be paid for each new share shall be the quota value (approximately SEK 5).

•	Payment for the subscribed shares shall be made at the time of subscription.

•	The Board of Directors shall be entitled to extend the period for subscription and payment.

•	The new shares shall not entitle the holders to dividend payment.

•	It is noted that the new shares are subject to restrictions pursuant to Chapter 4, Section 6 (conversion clause) and Chapter 20, Section 31 (redemption clause) of the Swedish Companies Act.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2023

The Board of Directors proposes that the President and CEO shall be authorized to make the minor adjustments to the above resolutions that may prove to be necessary in connection with the registration with the Swedish Companies Registration Office.

Reasons for deviation from the shareholders’ preferential rights and principles on which the subscription price is based

The Board of Directors considers that a directed issue of shares of series C, followed by buy-back and transfer of treasury stock is the most cost efficient and flexible method to transfer shares under the LTV 2022. Shares are issued at the share’s quota value and repurchased as soon as the shares have been subscribed for and registered. The purchase price paid by the Company to the subscriber equals the subscription price. As compensation to the subscriber for its assistance in the issuance and buy-back of shares under items 16, 17, 18 and 19, the Company will pay to the subscriber an amount totaling SEK 100,000.

18.5 Authorization for the Board of Directors to decide on a directed acquisition offer for the LTV 2022

Authorization for the Board of Directors to decide that 2.0 million shares of series C in the Company be acquired according to the following:

•	Acquisition may occur by an offer to acquire shares directed to all holders of shares of series C in Ericsson.

•	The authorization may be exercised until the AGM in 2024.

•	The acquisition shall be made at a price corresponding to the quota value of the share (approximately SEK 5 per share).

•	Payment for acquired shares shall be made in cash.

Majority rules

The resolution of the AGM on items 18.1-18.5; transfer of treasury stock to employees and on an exchange, directed share issue and acquisition offer for the LTV 2022, is proposed to be taken as one decision, and requires that shareholders representing at least nine-tenths of the votes cast as well as the shares represented at the AGM approve the proposal.

Item 19 Resolution on transfer of treasury stock to employees and on an exchange, directed share issue and acquisition offer in relation to the earlier resolution on the LTV 2021

Background

The AGM in 2021 resolved to implement LTV 2021 and to secure the Company’s undertakings under LTV 2021 through an equity swap agreement with a third party. The Board of Directors still considers that transfer of treasury stock, a proposal that was withdrawn by the Board of Directors at the AGM 2022, is the most cost efficient and flexible method to secure the undertakings under LTV 2021.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2023

The Company has approximately 3.3 billion registered shares. For LTV 2021, a total of up to 2.1 million shares are required, which corresponds to approximately 0.1 percent of the total number of registered shares, hence an issue of new shares is proposed for LTV 2021. The effect on important key figures is only marginal.

Proposal

19.1 Transfer of treasury stock for the LTV 2021

To secure the delivery of Performance Shares in accordance with the terms and conditions of the LTV 2021, the Board of Directors proposes that the AGM resolve that the Company shall have the right to transfer no more than 1.6 million shares of series B in the Company less any shares retained by the Company as per item 19.3 on the following terms and conditions:

•

The right to acquire shares shall be granted to such persons within the Ericsson Group covered by the terms and conditions pursuant to the LTV 2021. Furthermore, subsidiaries within the Ericsson Group shall have the right to acquire shares, free of consideration, and such subsidiaries shall be obligated to immediately transfer, free of consideration, shares to employees covered by the terms and conditions of the LTV 2021.

•	The employee shall have the right to receive shares during the period when the employee is entitled to receive shares pursuant to the terms and conditions of the LTV 2021, i.e. in 2024.

•	Employees covered by the terms and conditions of the LTV 2021 shall receive shares of series B in the Company free of consideration.

•

The number of shares of series B in the Company that may be transferred under the LTV 2021 may be subject to recalculation in the event of bonus issues, splits, rights issues and/or similar measures, under the terms and conditions of the LTV 2021.

19.2 Transfer of treasury stock on an exchange to cover expenses for the LTV 2021

The Company may, prior to the AGM in 2024, transfer no more than 500,000 shares of series B in the Company, in order to cover certain expenses, mainly social security payments. Transfer of the shares shall be effected on Nasdaq Stockholm at a price within the, at each time, prevailing price interval for the share as disseminated by Nasdaq Stockholm.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2023

19.3 Authorization to decide on transfer of treasury stock on an exchange to cover costs for tax and social security liabilities for the Participants for the LTV 2021

Authorization for the Board of Directors to decide to, in conjunction with the delivery of vested shares under LTV 2021, prior to the AGM in 2024, retain and sell no more than 60% of the vested shares of series B in the Company in order to cover for the costs for withholding and paying tax and social security liabilities on behalf of the Participants in relation to the Performance Share Awards for remittance to revenue authorities. Transfer of the shares shall be effected on Nasdaq Stockholm at a price within the, at each time, prevailing price interval for the share as disseminated by Nasdaq Stockholm. These shares form a part of the final number of vested shares to the employees under LTV 2021 and do not incur additional costs to the LTV 2021 for the Company.

19.4 Directed issue of shares of series C in the Company for the LTV 2021

Increase of the share capital in the Company with SEK 10,500,000.01 by an issue of 2.1 million shares of series C in the Company, each share with a quota value of approximately SEK 5. The terms and conditions of the share issue are the following:

•	The new shares shall – with deviation from the shareholders’ preferential rights – be subscribed for only by Investor AB or its subsidiaries.

•	The new shares shall be subscribed for during the period as from Thursday, April 27, 2023, up to and including Tuesday, May 2, 2023. Over-subscription may not occur.

•	The amount that shall be paid for each new share shall be the quota value (approximately SEK 5).

•	Payment for the subscribed shares shall be made at the time of subscription.

•	The Board of Directors shall be entitled to extend the period for subscription and payment.

•	The new shares shall not entitle the holders to dividend payment.

•	It is noted that the new shares are subject to restrictions pursuant to Chapter 4, Section 6 (conversion clause) and Chapter 20, Section 31 (redemption clause) of the Swedish Companies Act.

The Board of Directors proposes that the President and CEO shall be authorized to make the minor adjustments to the above resolutions that may prove to be necessary in connection with the registration with the Swedish Companies Registration Office.

Reasons for deviation from the shareholders’ preferential rights and principles on which the subscription price is based

The Board of Directors considers that a directed shares of series C in the Company, followed by buy-back and transfer of treasury stock is the most cost efficient and flexible method to transfer shares under the LTV 2021. Shares are issued at the share’s quota value and bought back as soon as the shares have been subscribed for and registered. The purchase price paid by the Company to the subscriber equals the subscription price. As compensation to the subscriber for its assistance in the issuance and buy-back of shares under items 16, 17, 18 and 19, the Company will pay to the subscriber an amount totaling SEK 100,000.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2023

19.5 Authorization for the Board of Directors to decide on a directed acquisition offer for the LTV 2021

Authorization for the Board of Directors to decide that 2.1 million shares of series C in Ericsson be acquired according to the following:

•	Acquisition may occur by an offer to acquire shares directed to all holders of shares of series C in Ericsson.

•	The authorization may be exercised until the AGM in 2024.

•	The acquisition shall be made at a price corresponding to the quota value of the share (approximately SEK 5 per share).

•	Payment for acquired shares shall be made in cash.

Majority rules

The resolution of the AGM on items 19.1-19.5; transfer of treasury stock to employees and on an exchange, directed share issue and acquisition offer for the LTV 2021, is proposed to be taken as one decision, and requires that shareholders representing at least nine-tenths of the votes cast as well as the shares represented at the AGM approve the proposal.

Item 20 Resolutions on transfer of treasury stock in relation to the resolutions on the ongoing LTV 2019 and LTV 2020

20.1 Transfer of treasury stock on an exchange to cover expenses

The AGM in 2022 resolved on a right for the Company to transfer in total not more than 1.4 million shares of series B in the Company on a stock exchange to cover certain payments, mainly social security payments, which may occur in relation to the LTV 2019 and the LTV 2020.

The resolution is valid up to the following AGM. Resolutions on transfer of treasury stock for the purpose of the above-mentioned programs must therefore be repeated at subsequent AGMs.

In accordance with the resolutions on transfer of in total not more than 1.4 million shares, no shares of series B in the Company have been transferred up to February 22, 2023.

The Board of Directors proposes that the AGM resolve that the Company may, prior to the AGM in 2024, transfer no more than 1.4 million shares of series B in the Company, or the lower number of shares of series B, which as per March 29, 2023 remains of the original 1.4 million shares for the purposes of covering certain payments, primarily social security payments that may occur in relation to the LTV 2019, and LTV 2020. Transfer of the shares shall be effected on Nasdaq Stockholm at a price within the, at each time, prevailing price interval for the share.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2023

20.2 Authorization to decide on transfer of treasury stock on an exchange to cover costs for tax and social security liabilities for the Participants

The AGMs in 2020 and in 2021 resolved to secure the delivery of Performance Shares in relation to the LTV 2019 and the LTV 2020 through transfer of no more than 4.1 million shares of series B in the Company to Participants and subsidiaries within the Ericsson Group.

The Board of Directors proposes that the AGM authorize the Board of Directors to decide to, in conjunction with the delivery of vested shares under LTV 2019 and LTV 2020, prior to the AGM in 2024, retain and sell no more than 60% of the vested shares of series B in the Company in order to cover for the costs for withholding and paying tax and social security liabilities on behalf of the Participants in relation to the Performance Share Awards for remittance to revenue authorities. Transfer of the shares shall be effected on Nasdaq Stockholm at a price within the, at each time, prevailing price interval for the share as disseminated by Nasdaq Stockholm. These shares form a part of the final number of vested shares to the employees under LTV 2019 and LTV 2020 and do not incur additional costs to the LTV 2019 and LTV 2020 for the Company.

Majority rules

The resolutions of the AGM on transfer of treasury stock on an exchange according to each of items 20.1 and 20.2 requires that shareholders representing at least two-thirds of the votes cast as well as the shares represented at the AGM approve the proposals.

Item 21 Resolution on proposal of new Guidelines for remuneration to Group management

Guidelines for Remuneration to Group Management

The Board of Directors proposes that the AGM 2023 resolves on the following guidelines for remuneration to group management. In comparison with the guidelines decided by the AGM 2020, the guidelines have been updated in order to:

•	Adapt the guidelines to ensure the Company’s business strategies and ways of working can be supported through the lifecycle of the guidelines;

•

Clarify the mandate for the Board of Directors and Remuneration Committee to define meaningful short-term variable compensation (“STV”) targets linked to the business plan. This enables STV targets to be defined and weighed differently for different parts of the business given the phase in the business lifecycle they are in as required by the business strategy. Therefore, detailed requirements for mandatory weighting and definition of STV targets has been removed;

Annual General Meeting Telefonaktiebolaget LM Ericsson 2023

•

Enable for the Board of Directors to potentially include STV in the remuneration package of the President and CEO. Any inclusion of STV for the future or current President and CEO will take into account the aggregated target opportunity of long-term variable compensation programs and STV; and

•

Broaden the pension guidelines for Swedish members of the group management by removal of specific wordings related to the Swedish collective pension plan ITP1, to accommodate for potential future changes in collective pension plans and to allow for supplementary pension contributions or supplementary cash pension allowance, in excess of any caps of pension contributions allowed under collective pension plans.

Introduction

These Guidelines for Remuneration to Group Management (the “Guidelines”) apply to the Executive Team of Telefonaktiebolaget LM Ericsson (the “Company” or “Ericsson”), including the President and Chief Executive Officer (the “President and CEO”) (“Group Management”). These Guidelines apply to remuneration agreed and changes to previously agreed remuneration after the date of approval of the Guidelines and are intended to remain in place for four years until the Annual General Meeting of shareholders 2027. For employments outside of Sweden, due adaptations may be made to comply with mandatory local rules or established local practices. In such cases, the overall purpose of these Guidelines shall be accommodated to the largest extent possible. These Guidelines do not cover remuneration resolved by the general meeting of shareholders, such as long-term variable compensation programs (“LTV”).

Objective

These Guidelines aim to ensure alignment with the current remuneration philosophy and practices applicable for the Company’s employees based on the principles of competitiveness, fairness, transparency, and performance. In particular to:

•	attract and retain highly competent, performing, and motivated people that have the ability, experience, and skill to deliver on the Ericsson strategy;

•	encourage behavior consistent with Ericsson’s culture and core values;

•	ensure fairness in reward by delivering total remuneration that is appropriate but not excessive, and clearly explained;

•	have a total compensation mix of fixed pay, variable pay and benefits that is competitive where Ericsson competes for talent; and

Annual General Meeting Telefonaktiebolaget LM Ericsson 2023

•	encourage variable remuneration which aligns employees with clear and relevant targets, reinforces their performance and enables flexible remuneration costs for Ericsson.

The Guidelines and the Company’s strategy and sustainable long-term interest

A successful implementation of the Company’s strategy and sustainable long-term interests requires that the Company can attract, retain, and motivate the right talent and can offer competitive remuneration. These Guidelines aim to allow the Company to offer the members of the Group Management attractive and competitive total remuneration. Variable compensation covered by these guidelines shall be awarded against specific pre-defined and measurable business targets derived from the short and long-term business plan approved by the Board of Directors. Targets will include financial targets at Group, Business Area and/or Market Area level. In addition, strategic targets, operational targets, employee engagement targets, customer satisfaction targets, sustainability and corporate responsibility targets or other lead indicator targets will be applied as deemed appropriate by the Remuneration Committee.

The Company operates long-term variable compensation programs for the Group Management as approved by the Annual General Meeting (“AGM”). Such decisions are not covered by these Guidelines. Details of Ericsson’s current remuneration policy and how we deliver on our policy and guidelines and information on previously decided long-term variable compensation programs that have not yet become due for payment, including applicable performance criteria, can be found in the Remuneration Report and in Note G2, “Information regarding members of the Board of Directors, the Group management” and Note G3, “Share-based compensation” in the annual report.

Governance of remuneration to Group Management

The Board has established a Remuneration Committee (the “Committee”) to handle compensation policies and principles and matters concerning remuneration to Group Management. The Board has authorized the Committee to determine and handle certain issues in specific areas. The Board may also on occasion provide extended authorization for the Committee to determine specific matters.

The Committee is authorized to review and prepare for resolution by the Board salary and other remuneration for the President and CEO. Further, the Committee shall prepare for resolution by the Board proposals to the AGM on Guidelines for Remuneration to Group Management at least every fourth year and on Long-term Variable compensation programs and similar equity arrangements.

The Committee has the mandate to resolve salary and other remuneration for the other members of Group Management except for the President and CEO, including targets for short-term variable compensation (“STV”), and payout of STV based on achievements and performance.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2023

To conduct its responsibilities, the Committee considers trends in remuneration, legislative changes, disclosure rules and the general global executive remuneration environment. Before preparing salary adjustment recommendations for the President and CEO for resolution by the Board and approving any salary adjustments for the other members of Group Management the Committee reviews salary survey data, Company results and individual performance. No employee is present at the Committee’s meetings when issues relating to their own remuneration are being discussed. Similarly, the President and CEO is not present at Board meetings when issues relating to the President and CEO’s own remuneration are being discussed. The Committee may appoint independent expert advisors to assist and advise in its work.

The Chair of the Remuneration Committee along with the Chair of the Board work together with Ericsson’s Investor Relations team, striving to ensure that healthy contact is maintained as necessary and appropriate with shareholders regarding remuneration to Group Management.

Overview of remuneration package covered by these Guidelines

For Group Management the remuneration package may consist of fixed salary, short-term and long-term variable compensation (STV and LTV), pension and other benefits.

Below are the key components of remuneration of Group Management covered by these Guidelines, including why they are used, their operation, opportunity levels and related performance measures. In addition, the AGM has resolved and may in the future decide to implement LTV for Group Management. The ongoing share-based LTV programs resolved by the AGM have been designed to provide long-term incentives for the members of Group Management and to incentivize the Company’s performance creating long-term value. The aim is to attract, retain and motivate executives in a competitive market through performance-based share related incentives and to encourage the build-up of significant equity holdings to align the interests of the members of Group Management with those of shareholders. The vesting period under the ongoing share-based LTV programs resolved by the shareholders is three years and vesting is subject to the satisfaction of identified performance criteria. Although LTV is an important component of the remuneration of Group Management, it is not covered by these Guidelines, because these programs are resolved separately by the AGM.

Element and purpose

Fixed salary

Fixed compensation paid at set times.

Purpose:

•	attract and retain the executive talent required to implement Ericsson’s strategy

•	deliver part of the annual compensation in a predictable format

Description

Salaries shall be set taking into account:

Annual General Meeting Telefonaktiebolaget LM Ericsson 2023

•	Ericsson’s overall business performance

•	business performance of the Unit that the individual leads

•	year-on-year performance of the individual

•	external economic environment

•	size and complexity of the position

•	external market data

•	pay and conditions for other employees based in locations considered to be relevant to the role.

When setting fixed salaries, the impact on total remuneration, including pensions and associated costs, shall be taken into consideration.

Element and purpose

Short-term variable compensation (STV)

STV is a variable compensation plan that shall be measured against targets derived from the business plan and paid over a single year.

Purpose:

•	align members of Group Management with clear and relevant targets to Ericsson’s strategy and sustainable long-term interests

•	provide individuals an earning opportunity for performance at flexible cost to the Company

Description

The STV shall be paid in cash every year after the Committee and, as applicable, the Board have reviewed and approved performance against targets which are normally determined at the start of each year for each member of Group Management.

Target pay-out opportunity for any financial year may be up to 150 percent of annual fixed salary of the individual. This shall normally be determined in line with the external market practices of the country of employment. Maximum pay-out shall be up to two times the target pay-out opportunity (i.e., no more than 300 percent of annual fixed salary). Any existing long-term variable pay-opportunity should be taken into account when determining target opportunity for STV (and vice versa).

The STV shall be based on measures linked to the annual business plan and to Ericsson’s long-term strategy and sustainability. Measures will include financial targets at Group, Business Area and/or Market Area level (for relevant members of Group Management). Other potential measures may include strategic targets, operational targets, employee engagement targets, customer satisfaction targets, sustainability and corporate responsibility targets or other lead indicator targets.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2023

At the end of the performance period for each STV cycle, the Board and the Committee shall assess performance versus the measures and determine the formula-based outcome using the financial information made public by the Company for the financial targets when applicable.

The Board and the Committee reserve the right to:

•	Revise any or all of the STV targets at any time

•	Adjust the STV targets retroactively under extraordinary circumstances

•	Reduce or cancel STV if Ericsson faces severe economic difficulties, for instance in circumstances as serious as no dividend being paid

•	Adjust STV in the event that the results of the STV targets are not a true reflection of business performance

•	Reduce or cancel STV for individuals either whose performance evaluation or whose documented performance feedback is below an acceptable level or who are on performance counselling

The Board and the Committee shall have the right in their discretion to:

•	Deny, in whole or in part, the entitlement of an individual to the STV payout in case an individual has acted in breach of Ericsson’s Code of Business Ethics

•	Claim repayment in whole or in part the STV paid in case an individual has acted in breach of Ericsson’s Code of Business Ethics

•	Reclaim STV paid to an individual on incorrect grounds such as restatement of financial results due to incorrect financial reporting, non-compliance with a financial reporting requirement etc.

Element and purpose

Pension

Contributions paid towards retirement fund.

Purpose:

•	Attract and retain the executive talent required to implement Ericsson’s strategy

•	Facilitate planning for retirement by way of providing competitive retirement arrangements in line with local market practices

Description

The operation of the pension plan shall follow competitive practice in the individual’s home country and may contain various supplementary plans in addition to any national system for social security.

Pension plans should be defined contribution plans unless the individual concerned is subject to defined benefit pension plan under mandatory collective bargaining agreement provisions or mandatory local regulations.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2023

For Group Management members in Sweden:

•

Pension benefits shall be granted based on a defined contribution plan except where law or collective bargaining agreement require a defined benefit pension. The pensionable salary shall include fixed salary and, where required by law or collective bargaining agreement, any variable salary.

•

A supplementary pension contribution can be paid amounting to a maximum of 35 percent of the fixed annual salary that exceeds any cap in collective pension plans, unless a higher percentage is obliged by law or collective bargaining agreement.

•	The supplementary pension contribution can, as an alternative to a pension contribution, be exchanged for a cash payment provided that it is done in a way that is cost-neutral for the Company.

Members of Group Management employed outside of Sweden may participate in the local market competitive pension arrangements that apply in their home countries in line with what is offered to other employees in the same country.

In some special circumstances where individuals cannot participate in the local pension plans of their home countries of employment:

•	Cash equivalent to pension may be provided as a taxable benefit, or

•	Contributions may be made to an international pension fund on behalf of the individual on a cost-neutral basis

In all cases the annual pension contributions shall be capped at 70 percent of annual fixed salary.

Element and purpose

Other Benefits

Additional tangible or intangible compensation paid annually which do not fall under fixed salary, short-term and long-term variable compensation, or pension.

Purpose:

•	Attract and retain the executive talent required to implement Ericsson’s strategy

•	deliver part of the annual compensation in a predictable format.

Description

Benefits offered shall consider the competitive practices in the individual’s country of employment and should be in line with what is offered to other senior employees in the same country and may evolve year on year.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2023

Benefits may for example include Company phones, Company cars, wellbeing assistance, medical and other insurance benefits, tax support, travel, Company gifts and any international relocation and/or commuting benefits if the individual is required to relocate and/or commute internationally to execute the requirements of the role.

Benefit opportunities shall be set in line with competitive market practices and shall reflect what is offered to other senior employees in the individual’s country of employment.

The levels of benefits provided may vary year on year depending on the cost of the provision of benefits to the Company.

Other benefits shall be capped at 10% of annual fixed salary for members of Group Management located in Sweden.

Additional benefits and allowances for members of Group Management who are commuters into Sweden or who are on long-term assignment (“LTA”) in countries other than their home countries of employment, shall be determined in line with the Company’s international mobility policy which may include (but is not limited to) commuting or relocation costs; cost of living adjustment, housing, home travel or education allowance; tax and social security equalization assistance.

Consideration of remuneration offered to the Company’s employees

When developing these Guidelines, the Board and the Committee have considered the total remuneration and employment conditions of the Company’s employees by reviewing the application of Ericsson’s remuneration policy for the wider employee population to ensure consistency.

There is clear alignment in the remuneration components for the members of Group Management and the Company’s employees in the way that remuneration policy is applied as well as the methods followed in determining fixed salaries, short-term and long-term variable compensation, pension, and benefits, which are to be applied broadly and consistently throughout the Company. The targets under short-term variable compensation are similar and the performance measures under long-term variable compensation program are the same for the members of Group Management and other eligible employees of the Company. However, the proportion of pay that is linked to performance is typically higher for Group Management in line with market practice and the higher levels of total compensation applicable at that level.

Employment contracts and termination of employment

The members of Group Management are employed on permanent rolling contracts. The maximum mutual notice period is no more than 12 months. In case of termination by the employee, the employee has no right to severance pay.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2023

In any case, the fixed salary paid during the notice period plus any severance pay payable will not together exceed an amount equivalent to the individual’s 24 months fixed salary unless otherwise determined by local legislation or collective bargaining agreements.

The employee may be entitled to severance pay up until the agreed retirement age or, if a retirement age has not been agreed, until the month when the employee turns 65. In a case where the employee is entitled to severance pay from a date later than 12 months prior to retirement, the severance pay shall be reduced in proportion to the time remaining and calculated only for the time as of the date when the employee’s employment ceases (i.e., the end of the period of notice) and until the time of retirement.

Severance pay shall be reduced by 50 percent of the remuneration or equivalent compensation the employee receives, or has become entitled to, from any other employer or from his/her own or other activities during the period that severance is paid to the employee by the Company.

The Company shall have the right to terminate the employment contract and dismiss the employee with immediate effect, without giving any advance notice and entitlement to severance pay, if the employee commits a serious breach of his/her obligations towards the Company.

Normally disputes regarding employment agreements or any other agreements concerning the employment of the members of Group Management, the way such agreements have been arrived at, interpreted, or applied, as well as any other litigation proceedings from legal relations based on such agreements, shall be settled by arbitration by three arbitrators in accordance with the Rules of the Arbitration Institute of the Stockholm Chamber of Commerce. Irrespective of the outcome of any arbitral award, the Company may, in the relation between the parties, carry all fees and expenses charged by the arbitrators and all of its own litigation costs (including attorney’s fees), except in the event the arbitration proceedings were initiated by the employee without reasonable cause.

Recruitment policy for new members of Group Management

In determining the remuneration of a new member of Group Management, the Board and the Committee shall take into consideration all relevant factors to ensure that arrangements are in the best interests of the Company and its shareholders. These factors include:

Annual General Meeting Telefonaktiebolaget LM Ericsson 2023

•	The role being taken on

•	The skills, experience and caliber of the candidate

•	The level and type of remuneration opportunity received at a previous employer

•	The geography in which the candidate is being recruited from and whether any relocation allowance is required

•	The circumstances of the candidate.

•	The current external market and salary practice

•	Internal relativities

Additional arrangements

By way of exception, additional arrangements can be made when deemed appropriate and necessary to recruit or retain an individual. Such arrangement could be in the form of short-term or long-term variable compensation or fixed component and can be renewed, but each such arrangement shall be limited in time and shall not exceed a period of 36 months and twice the annual fixed salary that the individual would have received if no additional arrangements were made. In addition, if appropriate, different measures and targets may be applied to the new appointment’s incentives in the first year.

In addition, it may on a case-by-case basis be decided by the Board and the Committee respectively to compensate an individual for remuneration forfeited from a previous employer during recruitment. The Board and the Committee will consider on a case-by-case basis if all or some of the remuneration including incentives forfeited need to be ‘bought-out’. If there is a buy-out of forfeited incentives, this will take into account relevant factors including the form they were granted (cash vs. shares), performance conditions attached to these awards and the time they would have vested/paid. Generally, buy-out awards will be made on a comparable basis to those forfeited.

In the event of an internal candidate being promoted to Group Management, legacy terms and conditions may be honored, including pension and benefit entitlements and any outstanding incentive awards. If a Group Management member is appointed following a merger or acquisition with/of another company, legacy terms and conditions may also be honored for a maximum period of 36 months.

Board of Directors’ discretions

The Board upon recommendation from the Committee may in a specific case decide to temporarily deviate from these Guidelines in whole or in part based on its full discretion in unusual circumstances such as:

Annual General Meeting Telefonaktiebolaget LM Ericsson 2023

•	upon change of the President and CEO,

•

upon material changes in the Company structure, organization, ownership, and business (for example takeover, acquisition, merger, demerger etc.) which may require adjustments in STV and LTV or other elements to ensure continuity of Group Management, and

•	in any other circumstances, provided that the deviation is required to serve the long-term interests and sustainability of the Company or to assure its financial viability.

The Committee is responsible for preparing matters for resolution by the Board, and this includes matters relating to deviations from these Guidelines. Any such deviation will be disclosed in the Remuneration Report for the relevant year.

Shares and votes

There are in total 3,334,151,735 shares in the Company: 261,755,983 shares of series A and 3,072,395,752 shares of series B, corresponding to in total 568,995,558.2 votes. The Company’s holding of treasury stock as of February 22, 2023, amounts to 4,009,306 shares of series B, corresponding to 400,930.6 votes.

Shareholders’ right to receive information at the AGM

The Board of Directors and the President and CEO shall, if any shareholder so requests and the Board of Directors believes that it can be done without material harm to the Company, provide information regarding circumstances that may affect the assessment of an item on the agenda and circumstances that may affect the assessment of the Company’s or its subsidiaries’ financial situation and the Company’s relation to other companies within the Group.

Documents

The complete proposals of the Nomination Committee with respect to items 1, and 9-15 above, including a description of the work of the Nomination Committee and Exhibit 1 and 2 to the Nomination Committee’s proposals are available at the Company’s website www.ericsson.com. In respect of all other items, complete proposals are provided under the respective item in the notice. The documents will be sent upon request to shareholders providing their address to the Company.

The annual report (including the Board of Directors’ statement relating to the proposal under item 8.4 above), the auditor’s report, the remuneration report, the auditor’s statement regarding the Guidelines for Remuneration to Group management and the Board of Directors’ statement relating to the proposals under items 16.2, 17.2, 18.5 and 19.5 above will be available at the Company and on the Company’s website www.ericsson.com no later than three weeks prior to the AGM. The documents will be sent upon request to shareholders providing their address to the Company.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2023

Stockholm, February 2023

Telefonaktiebolaget LM Ericsson (publ)

The Board of Directors

[1] Calculated as if the number of non-employed Board members elected by the AGM was ten persons and an unchanged number of Board Committee members. A calculation in relation to the current proposal of nine non-employed Board members elected by the AGM and an unchanged number of Committee members would instead entail a decrease of the fees by approximately 3.1% compared with the total fees to the Board and Committee members resolved by the AGM 2022.

[2] Total shareholder return, i.e. share price growth including dividends.

[3] To provide a stable assessment of performance, the TSR development will be calculated based on the average closing price of the Ericsson series B share on Nasdaq Stockholm (or the corresponding closing share price of the relevant peer group company) for the three-month period immediately prior to the commencement and expiration of the Performance Period.

[4] The Peer Group consists of the following companies: Cap Gemini, CGI Group, Cisco Systems, Cognizant, Corning, F5 Networks, International Business Machines, Juniper Networks, Motorola Solutions, Nokia, and Qualcomm. TSR will be measured in SEK for all companies in line with best practice.

[5] Measured as the carbon dioxide equivalents (“CO2e”) of several greenhouse gases including, but not limited to, carbon dioxide. The so-called high-altitude effect of greenhouse gas emissions from air travel is not to be considered in these calculations.

[6] Corresponding to emissions in Scope 1, Scope 2 (market-based) and Scope 3 category Business Travel, as defined in the Greenhouse Gas Protocol, and reported in the Company’s annual statutory Sustainability and Corporate Responsibility report.

[7] GHG emissions are reported on a calendar year basis but for practical and timing reasons, some of the emissions in scope of the subcomponent are measured on the twelve-month period December up to and including November.

[8] Total shareholder return, i.e. share price growth including dividends.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2023

[9] To provide a stable assessment of performance, the TSR development will be calculated based on the average closing price of the shares of series B in Ericsson on Nasdaq Stockholm (or the corresponding closing share price of the relevant peer group company) for the three-month period immediately prior to the commencement and expiration of the Performance Period.

[10] The Peer Group consists of the following companies: Cap Gemini, CGI Group, Cisco Systems, Cognizant, Corning, F5 Networks, International Business Machines, Juniper Networks, Motorola Solutions, Nokia, and Qualcomm. TSR will be measured in SEK for all companies in line with best practice.

[11] Measured as the carbon dioxide equivalents (“CO2e”) of several greenhouse gases including, but not limited to, carbon dioxide. The so-called high-altitude effect of greenhouse gas emissions from air travel is not to be considered in these calculations.

[12] Corresponding to emissions in Scope 1, Scope 2 (market-based) and Scope 3 category Business Travel, as defined in the Greenhouse Gas Protocol, and reported in the Company’s annual statutory Sustainability and Corporate Responsibility report.

[13] GHG emissions are reported on a calendar year basis but for practical and timing reasons, some of the emissions in scope of the subcomponent are measured on the twelve-month period December to and including November.

FOR FURTHER INFORMATION, PLEASE CONTACT

Contact person

Peter Nyquist, Head of Investor Relations

Phone: +46 705 75 29 06

E-mail: peter.nyquist@ericsson.com

Additional contacts

Stella Medlicott, Senior Vice President, Marketing and Corporate Relations

Phone: +46 730 95 65 39

E-mail: media.relations@ericsson.com

Investors

Lena Häggblom, Director, Investor Relations

Phone: +46 72 593 27 78

E-mail: lena.haggblom@ericsson.com

Annual General Meeting Telefonaktiebolaget LM Ericsson 2023

Alan Ganson, Director, Investor Relations

Phone: +46 70 267 27 30

E-mail: alan.ganson@ericsson.com

Media

Kristoffer Edshage, Head of Regulatory and Financial Communication

Phone: +46 722 20 44 46

E-mail: media.relations@ericsson.com

Corporate Communications

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

ABOUT ERICSSON:

Ericsson enables communications service providers and enterprises to capture the full value of connectivity. The company’s portfolio spans the following business areas: Networks, Cloud Software and Services, Enterprise Wireless Solutions, Global Communications Platform, and Technologies and New Businesses. It is designed to help our customers go digital, increase efficiency and find new revenue streams. Ericsson’s innovation investments have delivered the benefits of mobility and mobile broadband to billions of people globally. Ericsson stock is listed on Nasdaq Stockholm and on Nasdaq New York. www.ericsson.com